

Mail Stop 7010

December 4, 2007

Via U.S. mail and facsimile

Mr. Darren Miles
Chief Financial Officer
Earth Biofuels, Inc.
3001 Knox Street; Suite 403
Dallas, TX 75205

      RE: Form 10-K for the fiscal year ended December 31, 2006
              Form 10-K/A for the fiscal year ended December 31, 2006
              Form 10-QSB/A for the quarter ended March 31, 2007
              Form 10-QSB/A for the quarter ended June 30, 2007
              Form 10-QSB/A for the quarter ended September 30, 2007
              File No. 000-50842

Dear Mr. Miles:

      We have reviewed your response letter dated November 28, 2007 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-QSB/A FOR THE PERIOD ENDED SEPTEMBER 30, 2007

Consolidated Statements of Cash Flows, page 6

1. In our letter dated July 13, 2007, we previously requested in comment 10 that you revise all future filings so that the net income or loss is used as the starting point in your indirect method cash flow statements. It appears that this change has not been made in your most recent interim filing since your consolidated statement of cash

flows for the nine months ended September 30, 2007 and 2006 begins with total comprehensive loss. Please show us how you will revise your future statement of cash flows to reflect the appropriate starting point. Refer to paragraph 28 of SFAS 95.

Note 1 – Basis of Presentation, page 7

2. You disclose in Note 1 that the fair market value of investments in equity securities was approximately $36,000 as of September 30, 2007 and the other than temporary losses included in earnings for the nine months was $1,071,000. It appears there were no additional purchases of available for sale securities made during the nine months ended September 30, 2007. Please provide us with the following:

    - A separate rollforward for both your your available for sale and trading securities for each quarterly period from December 31, 2005 through September 30, 2007;
    - A separate analysis of the amounts included in comprehensive income and accumulated other comprehensive income for each quarter in 2006 and 2007; and
    - An analysis of reclassification adjustments recorded during each period to avoid double counting in comprehensive income losses on investment securities that were realized and included in net income of the current period that also had been included in other comprehensive income as unrealized losses in the period in which they arose.

    If, as a result of performing this analysis, you determine that your comprehensive income or accumulated other comprehensive income balances were materially misstated, please amend your filings for the impacted periods. In doing so, please also explain the errors and clearly disclose the balances of affected line items as previously reported and as corrected for each period affected.

3. As a related matter, we note your response to comment 11 from our letter dated September 28, 2007 and your disclosures on page 7 which indicate that you recognized other than temporary impairment losses of $1,071,000 in earnings during the period ended September 30, 2007. This disclosure is not consistent with your income statement presentation on page 4 which seems to indicate that the other than temporary loss was recognized within other comprehensive loss instead of as a component of net loss. Refer to paragraphs 18-21 of SFAS 130.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief